Exhibit 99.1

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431-1

SUMMARY OF THE TWO HUNDRED TWENTIETH (220th)

BOARD OF DIRECTORS' MEETING

1. PLACE: Rua Coronel Dulcídio nº 800, Curitiba - PR, with the presence of Directors by videoconference. 2. DATE: 03.17.2021 - 8:30 am. 3. BOARD OF DIRECTORS: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary of the Meeting. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The Board of Directors:

I.	unanimously resolved to approve the Executive Board's Proposal for the Allocation of Interim Dividends Based on the Profit Retention Reserve of Previous Years, in accordance with the Dividend Policy approved on 20.01.2021;
II.	unanimously resolved, after hearing the Statutory Audit Committee, to approve the Annual Management Report, the Balance Sheet and the other Financial Statements for the fiscal year 2020 and its submission to the Fiscal Council and the General Shareholders' Meeting;
III.	unanimously resolved, after hearing the Statutory Audit Committee, to approve the Executive Board's Proposal for the Allocation of Net Profit Verified in the Year of 2020 and the provision for distribution as Participation Payment Regarding the Integration between Capital and Labor and Incentive Productivity, as well as its submission to the Fiscal Council and to the General Shareholders' Meeting;
IV.	unanimously resolved, after hearing the Statutory Audit Committee, to approve the technical studies for the projection of the realization of deferred taxes;
V.	unanimously resolved, after hearing the Statutory Audit Committee, to approve the Report of the Statutory Audit Committee for the fiscal year 2020 and claimed to have followed the work of that Board, through its periodic reports;
VI.	unanimously resolved to approve the UNITs Program prepared by the Management, which had the support of external advisers and includes the following premises, among others: i. the UNITs will be composed of 5 (five) shares issued by the Company, being 1 (one) common share and 4 (four) class “B” preferred shares; ii. conversion of common shares into class “B” preferred shares and class “B” preferred shares into common shares will be permitted, exclusively for the purposes of forming UNITs, provided that the preferred shares cannot exceed the legal limit of 2/3 of the total shares of the Company; iii. minimum shareholder adhesion resulting in the formation of 229,172,878 (two hundred and twenty-nine million, one hundred and seventy-two thousand, eight hundred and seventy-eight) UNITs, corresponding to approximately 60% (sixty percent) of the shares outstanding after the split (thus considering all shares issued by Copel, excluding the shares of the controlling shareholder); iv. period for requesting the conversion of shares or the formation of UNITs between March 22, 2021, inclusive, and April 20, 2021, inclusive; v. in order to allow the maximization of the conversion of shares and formation of UNITs of the non-controlling shareholders and, observing that the Company is a mixed capital company and, therefore, that after the conversion of shares and formation of UNITs, the State needs to remain holder of more than 51% of ON shares, under the terms of article 4 of Federal Law 13,303 / 2016, and of article 4 of State Law nº 18,875 / 2016, the State of Paraná was obliged, before the Company, to convert shares of its own ownership after the effective conversion of the Company's non-controlling shareholders and, therefore, refrain from converting shares and forming UNITs during the period in which the other shareholders will do so; and vi. adoption of procedures to allow holders of depositary receipts backed by shares of the Company to participate in the conversion of shares and the formation of UNITs, observing the rules applicable to the respective jurisdictions in which depositary receipts are traded;
VII.	unanimously decided to approve the execution of the 4th amendment to Bank Credit Bill no. 306.401.381, issued by Copel (Holding) in favor of Banco do Brasil, authorizing the members of the Company's Board of Executive Officers to perform any and all acts and sign any and all documents required for the execution of the items approved;
VIII.	received information and discussed the risk factors to be addressed in Form 20-F (2020/2021);
IX.	unanimously resolved, after hearing the Investment and Innovation Committee, to approve the Company's Investment Policy;
X.	unanimously resolved to approve the Consortium Paraná IP Consortium Contract (Termination) proposal;
XI.	unanimously resolved to approve the offer of Letters of Corporate Guarantee in energy purchase agreements entered into by Copel Comercialização SA;
XII.	unanimously resolved to approve the indicators and targets for the Performance Award Program - PPD 2021;

I.	received and discussed the presentation of actions related to "Innovation" at the Business Development Directorate;
II.	unanimously resolved to approve the execution of Assistance Agreements for the maintenance of Health Plans administered by the Fundação Copel de Previdência e Assistência (Copel Social Security and Assistance Foundation);
III.	received updated information on the cyber-attack on Copel's systems and on the progress of the implemented Contingency Plan;
IV.	received information and discussed about the Carbon Neutrality Plan and about the possibility for Copel to insert the studies proposed in the Strategic Planning.
V.	received a report from the Statutory Audit Committee on various matters and discussed the topics presented;
VI.	received a report from the Chief Executive Officer on various corporate matters and discussed the matters; and
VII.	held the Executive Session of the Collegiate.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - CEO; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 212th Ordinary Meeting of Copel's Board of Directors was drawn up in its own book No. 11.

DENISE TEIXEIRA GOMES

Secretary